Golf Galaxy, Inc.

7275 Flying Cloud Drive

Eden Prairie, Minnesota  55344

June 5, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Golf Galaxy, Inc. (“Company”)
Registration Statement on Form S-1, as amended (“Registration Statement”)
Registration No. 333-133756

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement with all exhibits thereto, and requests that the Securities and Exchange Commission (the “Commission”) consent to such withdrawal effective as of the date hereof.  The Registration Statement was originally filed with the Commission on May 3, 2006, in connection with the proposed public offering of the Company’s common stock. The Commission has not declared the Registration Statement effective and no securities have been sold pursuant to the Registration Statement.

The Registration Statement is being withdrawn because the Company has decided, due to market conditions, that it does not wish to proceed with a public offering of common stock at this time.

The Company respectfully requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please contact the Company’s counsel, John R. Houston or Anne M. Rosenberg, at (612) 349-8500 if you have any questions regarding this request for withdrawal.

Very truly yours,

GOLF GALAXY, INC.

/s/RICHARD C. NORDVOLD

Richard C. Nordvold
Chief Financial Officer